SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

13 May 2010

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 13 May 2010

                   re: Director/PDMR Shareholding

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer LLOYDS BANKING GROUP plc	2.
State whether the notification relates to (i) a
transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance
LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i)

3.	Name of person discharging managerial responsibilities/director SIR WINFRIED BISCHOFF (Chairman)	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 10P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them CHASE NOMINEES LIMITED - 585,000	8.	State the nature of the transaction ACQUISITION OF SHARES

9.	Number of shares, debentures or financial instruments relating to shares acquired 115,000 ORDINARY SHARES	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction 58.88p PER SHARE	14.	Date and place of transaction 13TH MAY 2010 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) CHASE NOMINEES LIMITED - 700,000 TOTAL PERCENTAGE HOLDING IS MINIMAL	16.	Date issuer informed of transaction 13TH MAY 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant -	18.	Period during which or date on which exercisable -

19.	Total amount paid (if any) for grant of the option -	20.	Description of shares or debentures involved (class and number) -

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise -	22.	Total number of shares or debentures over which options held following notification -

23.	Any additional information -	24.	Name of contact and telephone number for queries MARC BOSTON - 020 7356 1038

Name of authorised official of issuer responsible for making notification MARC BOSTON SENIOR COMPANY SECRETARY Date of notification 13TH MAY 2010

Notes:      This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  13 May 2010